UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                              THE SCO GROUP, INC.
                         -----------------------------
                               (Name of Issuer)


                   Common Stock, par value $.001 per share
                   ---------------------------------------
                        (Title of Class of Securities)


                                  78403A106
                                --------------
                                (CUSIP Number)


                               November 30, 2005
                               ----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [ ] Rule 13d-1(b)

                              [X] Rule 13d-1(c)

                              [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 78403A106                                          Page 2 of 10 Pages

.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      CHESAPEAKE PARTNERS MANAGEMENT CO., INC.
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Maryland
.................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                1,410,229
Person With           ..........................................................
                      7.       Sole Dispositive Power             None
                      ..........................................................
                      8.       Shared Dispositive Power           1,410,229
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,410,229
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      6.7%
.................................................................................
12.   Type of Reporting Person:

      CO

                                 SCHEDULE 13G

CUSIP No.: 78403A106                                          Page 3 of 10 Pages

.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      CHESAPEAKE PARTNERS LIMITED PARTNERSHIP
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Maryland
.................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                755,330
Person With           ..........................................................
                      7.       Sole Dispositive Power             None
                      ..........................................................
                      8.       Shared Dispositive Power           755,330
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      755,330
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [X]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      3.6%
.................................................................................
12.   Type of Reporting Person:

      PN

                                 SCHEDULE 13G

CUSIP No.: 78403A106                                          Page 4 of 10 Pages

.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      CHESAPEAKE PARTNERS INTERNATIONAL LTD.
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Cayman Islands, British West Indies
.................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                654,899
Person With           ..........................................................
                      7.       Sole Dispositive Power             None
                      ..........................................................
                      8.       Shared Dispositive Power           654,899
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      654,899
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [X]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      3.1%
.................................................................................
12.   Type of Reporting Person:

      CO

                                                              Page 5 of 10 Pages

Item 1(a)     Name of Issuer:

              The SCO Group, Inc. (the "Issuer)

Item 1(b)     Address of Issuer's Principal Executive Offices:

              355 South 520 West, Lindon, Utah 84042.

Item 2(a)     Name of Person Filing

              This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              i)  Chesapeake Partners Management Co., Inc.("CPMC");

              ii)  Chesapeake Partners Limited Partnership ("CPLP"); and

              iii) Chesapeake Partners International Ltd. ("CPINTL").

              This Statement relates to Shares (as defined herein) held for the accounts of CPLP and CPINTL. CPMC serves as investment manager to each of CPLP and CPINTL. CPMC also serves as the general partner of CPLP. In such capacities, CPMC may be deemed to have voting and investment power over the Shares held for the accounts of each of CPLP and CPINTL.

Item 2(b)     Address of Principal Business Office or, if None, Residence

              The address of the principal business office of each of CPMC and CPLP is 1829 Reistertown Road, Suite 420, Baltimore, Maryland 21208. The address of the principal business office of CPINTL is c/o Goldman Sachs Cayman Trust, Harbour Centre, Mary Street, 2nd Floor, P.O. Box 896 GT, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c)     Citizenship

              i) CPMC is a Maryland corporation;

              ii) CPLP is a Maryland limited partnership;
              and

              iii) CPINTL is a Cayman Islands exempted company.

Item 2(d)     Title of Class of Securities:

              Common Stock, par value $.001 par value per share (the "Shares")

Item 2(e)     CUSIP Number:

              78403A106

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

              This Item 3 is not applicable.

                                                              Page 6 of 10 Pages

Item 4.       Ownership:

Item 4(a).    Amount Beneficially Owned:

              As of December 9, 2005:

              (i) CMPC may be deemed to be the beneficial owner of 1,410,229 Shares. This amount consists of: (A) 755,330 Shares held for the account of CPLP; and (B) 654,899 Shares held for the account of CPINTL.

              (ii) CPLP may be deemed to be the beneficial owner of the 755,330 Shares held for its account.

              (iii) CPINTL may be deemed to be the beneficial owner of the 654,899 Shares held for its account.

Item 4(b).    Percent of Class:

              (i) The number of Shares of which CPMC may be deemed to be the beneficial owner constitutes approximately 6.7% of the total number of Shares outstanding.

              (ii) The number of Shares of which CPLP may be deemed to be the beneficial owner constitutes approximately 3.6% of the total number of Shares outstanding.

              (iii) The number of Shares of which CPINTL may be deemed to be the beneficial owner constitutes approximately 3.1% of the total number of Shares outstanding.

Item 4(c).    Number of Shares of which such person has:

CPMC:
--------------------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          1,410,229

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             1,410,229

CPLP:
--------------------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                            755,330

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:               755,330

CPINTL
--------------------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                            654,899

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:               654,899

                                                            Page 7 of 10 Pages

Item 5.       Ownership of Five Percent or Less of a Class:

              This Item 5 is not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              This Item 6 is not applicable.

Item 7.       Identification   and  Classification  of  the  Subsidiary  Which
              Acquired the Security  Being  Reported on By the Parent  Holding
              Company:

              See disclosure in Item 2 hereof.

Item 8.       Identification and Classification of Members of the Group:

              See disclosure in Item 2 hereof.

Item 9.       Notice of Dissolution of Group:

              This Item 9 is not applicable.

Item 10.      Certification:

          By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 8 of 10 Pages

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2005                  CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                        By: /s/ Mark D. Lerner
                                        ---------------------------------
                                        Name:  Mark D. Lerner
                                        Title: Vice President

Date: December 9, 2005                  CHESAPEAKE PARTNERS LIMITED PARTNERSHIP

                                        By: Chesapeake Partners Management Co.,
                                            Inc., as General Partner

                                        By: /s/ Mark D. Lerner
                                           -------------------------------
                                           Name:  Mark D. Lerner
                                           Title: Vice Presidentr

Date: December 9, 2005                  CHESAPEAKE PARTNERS INTERNATIONAL LTD.

                                        By: Chesapeake Partners Management Co.,
                                            Inc., as Investment Manager

                                        By: /s/ Mark D. Lerner
                                           -------------------------------
                                           Name:  Mark D. Lerner
                                           Title: Vice President

                                                            Page 9 of 10 Pages

                                 EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A.    Joint Filing Agreement, dated December 9, 2005 by and
      among Chesapeake Partners Management Co., Inc.,
      Chesapeake Partners Limited Partnership, and
      Chesapeake Partners International Ltd..........                       10

                                                            Page 10 of 10 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

              The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of The SCO Group, Inc. dated as of December 9, 2005 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: December 9, 2005                  CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                        By: /s/ Mark D. Lerner
                                        ---------------------------------
                                        Name:  Mark D. Lerner
                                        Title: Vice President

Date: December 9, 2005                  CHESAPEAKE PARTNERS LIMITED PARTNERSHIP

                                        By: Chesapeake Partners Management Co.,
                                            Inc., as General Partner

                                        By: /s/ Mark D. Lerner
                                           -------------------------------
                                           Name:  Mark D. Lerner
                                           Title: Vice Presidentr

Date: December 9, 2005                  CHESAPEAKE PARTNERS INTERNATIONAL LTD.

                                        By: Chesapeake Partners Management Co.,
                                            Inc., as Investment Manager

                                        By: /s/ Mark D. Lerner
                                           -------------------------------
                                           Name:  Mark D. Lerner
                                           Title: Vice President